Transcat, Inc.

35 Vantage Point Drive

Rochester, NY 14624

June 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transcat, Inc. Registration Statement on Form S-3 File No. 333-272069

Ladies and Gentlemen:

On June 9, 2023, Transcat, Inc. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:30 p.m. Eastern Time on Tuesday, June 13, 2023, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

If you have any questions or comments, please contact Kayla Klos of Harter Secrest & Emery at (716) 844-3751.

Very truly yours,

Transcat, Inc.

By:	/s/ James M. Jenkins
James M. Jenkins Chief Legal and Corporate Development Officer and Secretary